

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 1, 2020

Elizabeth A. Davin
Assistant Secretary
JPMorgan Exchange-Traded Fund Trust
277 Park Avenue
New York, New York 10172

Re: JPMorgan Exchange-Traded Fund Trust, File No. 812-14790

Dear Ms. Davin:

By Form APP-WD filed with the Securities and Exchange Commission on February 5, 2020, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief
Chief Counsel's Office